UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Citco Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bloor Street East, Suite 2700
(No. and Street)

Toronto	Ontario, Canada	M4W 1A8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Case — +1- 647-260-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Scott Case, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco Securities Inc., as of December 31, 2019, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

Steven Thomas Smiley, Notary Public, City of Toronto, limited to the attestation of instruments and the taking of affidavits, for Citco Bank Canada and its affiliates. Expires November 1, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN THOMAS SMILEY NOTARY PUBLIC PROVINCE OF ONTARIO

CITCO SECURITIES INC.
(SEC I.D. No. 8-68601)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2019

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.**



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Citco Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citco Securities Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2019.

Citco Securities Inc.

Statement of Financial Condition as at December 31, 2019

(Stated in U.S. Dollars)

	Note		
Assets			
Cash	2.9	183,707	
Other assets	7	56,395	
Total assets			240,102
Equity and liabilities			
Liabilities			
Accrued expenses and other payable		84,236	
Trade payable		12,605	
Total liabilities			96,841
Equity			
Share capital	6	1	
Additional paid-in capital		2,395,000	
Accumulated deficit		(2,251,740)	
Total equity attributable to the shareholder of the company			143,261
Total equity and liabilities			240,102

See accompanying notes to this financial statement.

Citco Securities Inc.
Notes to the Financial Statement

1. General

1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) as the Company does not maintain customer accounts.

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited ("Parent"). The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

Its registered office is as follows:

2 Bloor Street East, Suite 2700
Toronto, Ontario
M4W 1A8
Canada

1.2 Activities

The Company's activities are engaging in private placements and offering traditional securities to institutional investors and assisting clients with the administrative activites of investing in money market funds.

1.3 Currency

This financial statement is presented in U.S. dollars ("USD"), being the functional currency of the Company.

2. Principle accounting policies

2.1 Statements of compliance

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2 Basis of measurement

This financial statement has been prepared on a historical cost basis.

Citco Securities Inc.

Notes to the Financial Statement

2.3 Use of estimates in the preparation of the financial statement

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses and liabilities.

2.4 Revenue

The Company recognizes revenue in accordance with the guidance of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers.The Topic provides accounting and disclosure requirements for revenue recognition. The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes transaction fees and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Transaction fees arise from negotiating a transaction for a third party, such as the arrangement of the acquisition of shares or other securities, and are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Service fees arise from facilitating clients to invest in certain money market funds generating fees based on the average daily value of total number of shares held in client accounts. The Company believes the performance obligation for providing these services is satisfied over time because the services are provided and consumed over time.

Citco Securities Inc.

Notes to the Financial Statement

2.5 Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits and losses arising on exchange are included in other operating expenses for the year.

2.6 Taxation

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statement. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset has been recognized as the Company does not have sufficient taxable profits available against which the deductible temporary differences can be utilized. The deferred tax asset recognition will be reviewed during 2020 as needed.

2.7 Fair value of financial assets and liabilities

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. All of the Company's financial assets and liabilities, including cash, other receivables, due to affiliates, accounts payable and accrued liabilities, are carried at amounts which approximates fair value due to their short-term nature or imminent maturity.

2.8 Financial instruments

Financial assets and financial liabilities are recognized in the Company's statement of financial condition when the Company has become a party (trade date) to the contractual provisions of the instrument. Financial assets and liabilities are offset and the net amounts are reported in the statement of financial condition when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the net asset and settle the liability simultaneously.

Citco Securities Inc.

Notes to the Financial Statement

2.9 Cash

Bank balances and cash comprise current account balance with banks. The carrying value approximates fair value.

	12.31.2019
	USD
Current accounts with other banks	183,707
	183,707

2.10 Liquidity

The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date this financial statement is available to be issued.

2.11 Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, Financial Instruments - Overall (Subtopic 825-10) ("ASU 2016-01"), which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investees. ASU 2016-01 also requires that an entity present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. ASU 2016-01 eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. ASU 2016-01 is effective for fiscal years beginning after December 15, 2018. There was no impact from ASU 2016-01.

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the Statement of Financial Condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for fiscal years beginning after December 15, 2018. There was no impact from ASU 2016-02.

ASU 2016-13: in June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses of Financial Instruments ("ASU 2016-13"). The objective of

Citco Securities Inc.

Notes to the Financial Statement

2.11 Recent Accounting Pronouncements (continued)

this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. This new guidance will not have a material impact on the Company's financial statement and related disclosures.

3. Deferred Taxes

The following are the major deferred tax assets recognized by the Company and the related movements during the year:

	2019
	USD
Non-capital loss carryforward as at January 1, 2019	-
Increase	45,694
Decrease from valuation allowance	(45,694)
Non-capital loss carryforward as at December 31, 2019	-

The Company has net operating losses of 2,248,149, which are scheduled to expire starting on December 31, 2031. A full valuation allowance has been applied to the related deferred tax asset, as it is not more likely than not that the net operating loss carry forward will be utilized.

Citco Securities Inc.

Notes to the Financial Statement

4. Related party transactions

The Company is a party to service agreements with its affiliates Citco (Canada) Inc., Citco Bank and Trust Company (Bahamas) Limited, Citco Banking Corporation N.V and Citco Bank Canada. The Company receives services from Citco (Canada) Inc. for the rental of premises. In addition, it receives from Citco Bank Canada, Citco Bank and Trust Company (Bahamas) Limited and Citco Banking Corporation N.V., custody related services with regards to money market activities performed on behalf of the Company's clients. The Company also receives personnel services and settles its transaction fee with Citco Bank Canada as customer accounts are maintained with Citco Bank Canada. Transactions are made in the normal course of business and have been recorded at the exchange value.

At December 31, 2019 the accrued expenses and other payable balance includes the following related party balances:

	2019
	USD
To Citco Bank Canada	1,224
To Citco Banking Corporation N.V.	841
	2,065

5. Financial risk management

Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks.

The main risks identified by the Company, related to the activities, are:

(a) Strategic risk: the risk to prospective earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment.

(b)   Market risk, which includes two types of risk:

Currency risk: the current or prospective risk to earnings and/or capital from adverse movements in foreign exchange rate exposures; and

Interest rate risk: the current or prospective risk to earnings and/or capital from adverse movements in interest rate exposures due to interest rate mismatches between assets and liabilities.

Citco Securities Inc.

Notes to the Financial Statement

5. Financial risk management (continued)

(c) Credit risk: the current or prospective risk arising from counterparty's failure to meet the terms of any contract with the Company or its failure to perform as agreed.

(d) Liquidity risk: the risk of an inability to meet payment obligations when they fall due and to replace funds when they are withdrawn.

(e) Operational risk: the risk of loss resulting from people, inadequate or failed internal processes and systems or from external events.

(f) Capital adequacy risk: the risk that the capital position is not consistent with the Company's overall risk profile and strategy, and it therefore, holds an inappropriate level of capital against its minimum regulatory capital requirements.

Market risk

It is the Company's policy not to actively enter into risk positions. The Company maintains a Canadian dollar bank account to pay the majority of its expenses, and there is no other foreign currency exposure. The Company's revenue is earned in US dollars, and most consultancy fees and regulatory fees are also paid in US dollars. The Company has minimal exposure to market risk. The Company's financial instruments include a $80,807 net exposure to the Canadian dollar as at December 31, 2019.

Interest rate risk

Interest rate risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates. The Company is not exposed to significant amount of interest rate risk as there is no interest-bearing instrument.

Credit risk

Credit risk is the current or prospective risk to earnings and capital arising from a debtor's failure to meet the terms of any contract with the Company or if a debtor otherwise fails to perform. The Company has little exposure to credit risk. The Company has $25,150 in other receivables which includes $11,677 for 2018 Harmonized Sales Tax (HST) receivable; and $13,473 of accrued income.

Liquidity risk management

Ultimate responsibility of liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company's short, medium and long-term funding and liquidity management requirements. The table has been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

Citco Securities Inc.

Notes to the Financial Statement

5. Financial risk management (continued)

	Up to 1 month	1-3 months	Total
	USD	USD	USD
As at December 31, 2018:			
Current assets			
Other assets	13,473	11,677	25,150
Bank balances and cash	183,707	-	183,707
Total assets	197,180	11,677	208,857
Current liabilities			
Accrued expenses and other payable	2,911	81,325	84,236
Trade payable	12,605	-	12,605
Total liabilities	15,516	81,325	96,841
On-balance sheet surplus/(deficit)	181,664	(69,648)	112,016

Legal and regulatory risk

The Company is subject to rules and regulations from the SEC, the Ontario Securities Commission ("OSC"), and FINRA. The Company has consultants in the United States of America and in Canada to assist management with compliance of regulatory developments.

6. Share capital

Authorized shares - unlimited

Ordinary shares issued and fully paid:

	Number of shares
As at January 1, 2019	1
Issue of new shares	-
As at December 31, 2019	1

Citco Securities Inc.
Notes to the Financial Statement

7. Other assets

Prepaid expenses consist of cash paid in advance of services rendered.

Other receivables consist of HST receivables and accrued income.

	12.31.2019
	USD
Prepaid expenses	31,245
Accrued Income	13,473
HST receivables	11,677
	56,395

8. Contingencies and other regulatory matters

Legal Matters

The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statement.

Regulatory Matters

The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

Citco Securities Inc.

Notes to the Financial Statement

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2018, the Company had net capital of approximately $86,093, which is $79,637 in excess of the required minimum net capital. The Company's net capital ratio was 1.12 to 1 at December 31, 2019.

10. Subsequent events

The Company has evaluated subsequent events up to and including the date that this financial statement was available to be issued. The Company received additional paid in capital of $150,000 from the Parent on January 17, 2020. The Company has determined there were no other events or transactions during such period which would require recognition or disclosure in this financial statement.